SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. 12 )*


                           MACC Private Equities Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   552 617 102
                                   -----------
                                 (CUSIP Number)

                               W. David Hemingway,
                              Zions Bancorporation,
                            1380 Kennecott Building,
                           Salt Lake City, Utah 84133
                                 (801) 524-4787
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                October 15, 1998
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------
CUSIP NO. 552 617 102
--------------------
------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         Zions Bancorporation

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         87-0227400

------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                      (a)  [  ]

                                                      (b)  [  ]
------------------------------------------------------------
 3.      SEC USE ONLY

------------------------------------------------------------
 4.      SOURCE OF FUNDS
         WC
------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                           [  ]
------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Utah
------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         -0-
    SHARES        ----------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          309,859
    EACH          ----------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                            -0-
    WITH          ----------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    309,859
------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                  309,859
------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                           [  ]
------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  24.8605%
------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
                  HC,CO
------------------------------------------------------------

--------------------
CUSIP NO. 552 617 102
--------------------
------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         Zions First National Bank

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         87-0189025
------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                      (a)  [  ]

                                                      (b)  [  ]
------------------------------------------------------------
 3.      SEC USE ONLY

------------------------------------------------------------
 4.      SOURCE OF FUNDS
         WC
------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                           [  ]
------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         -0-
    SHARES        ----------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          309,859

    EACH          ----------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                            -0-
    WITH          ----------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    309,859
------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                  309,859
------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                           [  ]
------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  24.8605%

------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
                  BK
------------------------------------------------------------

         Zions Bancorporation ("Zions") hereby amends its report on Schedule 13D originally filed on May 24, 1996 as heretofore amended (the "Schedule 13D") in respect of the Common Stock of MACC Private Equities Inc. (the "Company"). Capitalized terms used but not defined herein shall have the meanings given such terms in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

         The funds required to purchase the 309,859 shares of Common Stock beneficially owned by Zions and the Bank were $2,598,155. These funds were derived from working capital.

Item 5.  Interest in Securities of the Issuer.

         (a) The Bank currently holds and Zions may be deemed to hold through the Bank, for purposes of this report on Schedule 13D, the beneficial ownership of 309,859 shares of Common Stock, which the Bank and Zions believe represents approximately 24.8605% of the outstanding shares of Common Stock.

         (b) Zions may be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of the 309,859 shares of Common Stock held by the Bank.

         (c) On September 14, 1998, the Bank purchased 100 shares of Common Stock at a cost of $1,100.00 ($11 per share). On September 16, 1998, the Bank purchased 200 shares of Common Stock at a cost of $2,175.00 ($10.875 per share). On September 23, 1998, the Bank purchased 154 shares of Common Stock at a cost of $1,705.00 ($11.0714285714286 per share).On October 5, 1998, the Bank purchased 7,000 shares of Common Stock at a cost of $75,468.75 ($10.78125 per share). On October 6, 1998, the Bank purchased 2,900 shares of Common Stock at a cost of $31,240.00 ($10.7724137931034 per share). On October 8, 1998, the Bank purchased 3,200 shares of Common Stock at a cost of $34,600.00 ($10.8125 per share). On October 9, 1998, the Bank purchased 1,200 shares of Common Stock at a cost of $12,900.00 ($10.75 per share). In each case of purchase, the shares were acquired in the ordinary course of business in transactions on the open market. To the best knowledge of Zions and the Bank, none of the persons listed on
Schedule I-A or Schedule I-B attached hereto has effected any transactions in Common Stock during the past 60 days.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: October 15, 1998


                                            ZIONS BANCORPORATION



                                            By:
                                               ---------------------------------
                                            Name:  Dale M. Gibbons
                                            Title: Senior Vice President, Chief
                                              Financial Officer and
                                              Secretary

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: October 15, 1998


                                            ZIONS FIRST NATIONAL BANK



                                            By:
                                               ---------------------------------
                                            Name:  Dale M. Gibbons
                                            Title: Executive Vice President,
                                              Chief Financial Officer, and
                                              Secretary

                                  SCHEDULE I-A


                       DIRECTORS AND EXECUTIVE OFFICERS OF
                              ZIONS BANCORPORATION


         The names, business addresses and present principal occupations of the directors and executive officers of Zions Bancorporation ("Zions") are set forth below. If no business address is given, the director's or officer's business address is 1380 Kennecott Building, Salt Lake City, Utah 84133. The business address of each of the directors of Zions is also the business address of such director's employer, if any. All directors and officers listed below are citizens of the United States.



Name                          Position with Zions,  Present Principal Occupation
----                          --------------------------------------------------
                              or Employment and Address
                              -------------------------


A. Scott Anderson             Executive  Vice  President  and  President  of the
                              Bank.

Jerry C. Atkin                Director of Zions.  Chairman,  President and Chief
                              Executive Officer,  SkyWest Airlines, 444 S. River
                              Road, St. George, Utah 84770.

Nolan X. Bellon               Controller of Zions.

Dan Burch                     Vice President of Auditing for Zions.

Danne L. Buchanan             Executive  Vice  President of Zions.  President of
                              Zions Data Service Company.

Grant R. Caldwell             Director of Zions.  Retired,  former Partner,  KMG
                              Main Hurdman, Salt Lake City, Utah.

R. Don Cash                   Director of Zions.  Chairman,  President and Chief
                              Executive Officer of Questar Corporation, 180 East
                              100 South,  Salt Lake City, Utah 84111.  Director,
                              Zions First National Bank.

Gerald J. Dent                Executive Vice President of Zions.  Executive Vice
                              President of Zions First National Bank.

Dale M. Gibbons               Executive Vice President,  Chief Financial Officer
                              and Secretary of Zions.  Executive Vice President,
                              Chief  Financial  Officer and  Secretary  of Zions
                              First National Bank.

John J. Gisi                  Chairman and President and Chief Executive Officer
                              of National Bank of Arizona.

Name                          Position with Zions,  Present Principal Occupation
----                          --------------------------------------------------
                              or Employment and Address
                              -------------------------


W. David Hemingway            Executive Vice President of Zions.  Executive Vice
                              President of Capital Markets and Investments.

Clark B. Hinckley             Senior Vice President of Zions.

George Hofmann III            Senior  Vice  President  of Zions.  President  and
                              Chief Executive Officer of Nevada State Bank.

Gary S. Judd                  Director of Zions.  President and Chief  Executive
                              Officer of Colorado Banks, Including Pitkin County
                              Bank and Trust,  Centennial  Savings  Bank,F.S.B.,
                              Valley National Bank of Cortez, Vectra Bank, First
                              National Bank of Alamosa and Tri-State Bank.

Richard H. Madsen             Director of Zions.  President and Chief  Executive
                              Officer of ZCMI,  2200  South 900 West,  Salt Lake
                              City, Utah 84137.

Roger B. Porter               Director of Zions.  IBM  Professor of Business and
                              Government, Harvard University, 79 John F. Kennedy
                              Street, Cambridge, Massachusetts 02138.

Robert G. Sarver              Director of Zions.  Executive Director,  Southwest
                              Value Partners and affiliates, Wilson Wyoming, G B
                              Bancorporation.

Harris H. Simmons             President and Chief Executive Officer and Chairman
                              of Zions.  Chairman of Zions First  National Bank.
                              Director of Questar Corporation.

L.E. Simmons                  Director  of  Zions.  President,   SCF  Investment
                              Partners and L.E. Simmons & Associates, Inc., 6600
                              Texas Commerce Tower, Houston, Texas 77002.

Roy W. Simmons                Chairman  of the  Board  of  Directors  of  Zions.
                              Director of Zions First National  Bank.  Member of
                              the  Board  of   Directors  of   Beneficial   Life
                              Insurance Co. Director of Ellison Ranching Co.

I.J. Wagner                   Director  of  Zions.  President  of  The  Keystone
                              Company,  910 Kennecott Building,  Salt Lake City,
                              Utah 84133.

                                  SCHEDULE I-B

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                            ZIONS FIRST NATIONAL BANK


         The names, business addresses and present principal occupations of the directors and executive officers of Zions First National Bank (the "Bank") are set forth below. If no business address is given, the director's or officer's business address is One South Main Street, Salt Lake City, Utah 84111. The business address of each of the directors of the Bank is also the business address of such director's employer, if any. All directors and officers listed below are citizens of the United States.




Name                          Position   with  the   Bank,   Present   Principal
----                          --------------------------------------------------
                              Occupation or Employment and Address
                              ------------------------------------


A. Scott Anderson             President, Chief Executive Officer of the Bank.

John B. D'Arcy                Executive Vice President of the Bank.

R. Don Cash                   Director of the Bank. Chairman and Chief Executive
                              Officer, Questar Corporation, Salt Lake City, Utah
                              84139.

Gerald J. Dent                Executive  Vice  President of the Bank.  Executive
                              Vice President of Zions Bancorporation.

Peter K. Ellison              Executive Vice President of the Bank.

Robert C. Fuehr               Director  of  the  Bank.   Vice   President-Public
                              Policy,  Telco  Business  Development,  U S  WEST,
                              Englewood, Colorado 80111.

Dale M. Gibbons               Executive Vice President,  Chief Financial Officer
                              and   Secretary  of  the  Bank.   Executive   Vice
                              President, Chief Financial Officer and Secretary of Zions Bancorporation.

Ronald S. Hanson              Director of the Bank. Retired.

W. David Hemingway            Executive  Vice  President of the Bank.  Executive
                              Vice President Zions Bancorporation.

James T. Jensen               Director    of   the    Bank.    Executive    Vice
                              President/General  Counsel  of Savage  Industries,
                              Salt Lake City, Utah 84107.

Susan Mooney Johnson          Director   of  the  Bank.   President   of  Futura
                              Industries  Daw  Technology.  Box  3640,  Ketchum,
                              Idaho 83340.

Dixie Leavitt                 Director  of the  Bank.  Chairman  of the Board of
                              Security Enterprises dba The Leavitt Group.

Robert A. Madsen, Sr.         Director of the Bank.  Chief Executive  Officer of
                              Madsen Furniture Co., Salt Lake City, Utah.

Name                          Position   with  the   Bank,   Present   Principal
----                          --------------------------------------------------
                              Occupation or Employment and Address
                              ------------------------------------


Harris H. Simmons             Chairman   of  the  Bank.   President   and  Chief
                              Executive Officer of Zions Bancorporation.

D. Gill Warner                Director of the Bank. Retired.